<U>EXHIBIT 3.5     AMENDMENT TO ARTICLES OF INCORPORATION 12-16-99</U>

Certificate of Amendment of Article of Incorporation

1. Name of Corporation: HARRISON DIGICOM, INC.

2. Article Four has been amended to read as follows:

The aggregate number of shares the corporation shall have authority is issue shall be FIVE HUNDRED MILLION (500,000,000) shares of common stock, par value one mils ($.001)per share, each share of common stock having special rights and preferences, voting privileges and preferences.

3. The vote by which the stockholders holding in the corporation entitling them to exercise at lease a majority of the voting power, or such greater proportion of the voting power as may be required in the case of a vote by classes or series, or as may be required by the provisions of the articles of incorporation have voted in favor the amendment is: In excess of fifty percent.

/s/ signed
John W. Bush
President
/s/Denton Guthrie
Denton Guthrie
Secretary
Date: December 16, 1999
Filed#